

Malik Law Group, LLC
191 Peachtree Street, Suite 3275
Atlanta, GA 30303

Attention: Tanya L. Goins, Esq.

Re: Drexel Hamilton Mutual Funds (the "Fund")
       File Numbers 811-22545 & 333-173306

Dear Ms. Goins:

The Fund filed a registration statement on Form N-1A under the Securities Act of 1933
("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The filing
was made to register the initial equity series of the Fund. Your letter of even date
accompanied the filing. The filed document contains many blank spaces related to fees,
costs and percentages; we will review the Fund's financial statements, expense table and
other information submitted in subsequent amendments and may have comments
regarding that information. If appropriate, a comment given with respect to one of the
four series applies to the others.

Our comments regarding the filing are set forth below.

Prospectus Cover

The disclosure of each Fund's name at the top of the page includes the CUSIP, as well as,
the ticker symbol. The CUSIP is not required by revised Form N-1A.

Delete the investment adviser information in the middle of the page.

The prospectus uses all-cap type. Please use a different means to make the disclosure
prominent (e.g., bold).

Revise the statement appearing toward the bottom of the page the substance of which is
required by Rule 481(b)(1) under the Securities Act to reflect the changes brought about
by the National Securities Markets Improvement Act of 1996.

Prospectus

Move the caveat appearing under the caption "Investment Objectives" so as to appear
either in the risk disclosure or after Item 8.

The fee table reflects a fee waiver agreement whereby the Adviser agrees to keep ordinary fund operating expenses at 1.25% of net assets. It appears that the Fund will incur AFFE because it is included as a line item in the fee table (the amount is one of many that is blank). Footnote three expressly excludes AFFE from the expense limitation, as well as interest. The total expenses of the Fund after reimbursement, however, specify 1.25% instead of including the amount of AFFE not covered by the waiver agreement. Please revise the amount of total expenses in the fee table to reflect the excluded expenses expected to be incurred in the first year of operations, including the anticipated amount of AFFE. In this regard, confirm to the staff that all anticipated interest expenses are included in "other" as well as "Total Annual Fund Operating Expenses."

In addition, disclose that only the board can terminate the agreement during the first year and file the waiver agreement as an exhibit to the registration statement.

Footnote 3 states that: "The Adviser may recoup any waived amount from the Fund pursuant to this agreement if such reimbursement does not cause the Fund to exceed existing expense limitations and the reimbursement is made within three years after the year in which the Adviser incurred the expense." *(Emphasis added.)* Clarify that the highlighted term means at the time the waiver or reimbursement is made.

Please confirm that the dollar amounts in the Example will be the net expenses only for the first year, but that years 2 and 3 will reflect the gross expenses of the Fund. The substance of the first two sentences in the Example proviso should follow the language in the form. The second bullet is not required or permitted by the revised form. In light of the waivers/reimbursements involved explain to the staff the meaning or affect of the fifth bullet.

Principal Investment Strategies

Disclosure captioned "Principal Investment Strategies" regarding the "American Equity Fund" states that the Fund invests 80% of its net assets in equity securities of large capitalization U.S. companies. Please revise the disclosure to say net assets plus borrowings for investment purposes. Also, disclose the test the Fund will employ in determining a company's domicile. In this regard, please use objective criteria. For example, specify whether a company can be deemed an issuer from a particular country if it derives more than 50 percent of its revenues, or has more than 50 percent of its assets in that country. Please confirm to the staff that the costs of selling short are covered by, or subject to, the waiver agreement, or add appropriate clarifying disclosure.

The Fund may invest in derivatives. Please confirm that the Fund's derivatives disclosure reflects the observations set forth in the recent letter from Barry Miller, Associate Director in the Division of Investment Management, to the Investment Company Institute. In summary, you should provide more understandable disclosure on this topic to investors. Funds are encouraged to focus disclosure on actual anticipated operations rather than a list of investments that they might make. Funds should tailor their strategy discussion of derivatives to describe the specific instruments in which the fund invests or will invest principally, and provide risk disclosure to reflect the types of derivatives used, and the extent of and the purposes of such use. _See_, Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

In this regard, the prospectus needs to disclose with specificity whether the Fund will purchase or sell derivatives that give rise to an obligation on its part for future payments or liabilities. The leverage effect of derivatives needs to be explained and the risks of leverage and volatility summarized in the Item 4 disclosure, and more fully disclosed later in the prospectus.

Disclose the aggregate amount the Fund may invest in derivatives. If there is no limit, disclose that fact and revise the risk disclosure accordingly.

The prospectus discloses that the Fund's portfolio will primarily consist of domestic common stocks, preferred, depositary receipts, cash and REITs. Please clarify whether such investments will include anything more that the investments referenced in the fourth paragraph and the type of companies in which the Fund will invest. The prospectus states that "usually" the Fund will invest in companies included in the S&P 500 Index, or companies that "possess similar trading volume attributes." Is it a principal strategy to invest in large cap stocks? How much may the Fund invest in mid or small cap stocks? Is it a principal strategy to invest in exchange traded stocks? Please summarize the type of preferred in which the Fund will invest and how it is analyzed for capital appreciation. Why will the Fund invest in depositary receipts for American companies? Also explain why cash is a principal asset. Summarize what REITs are and which types the Fund proposes to acquire (commercial or residential). In the risks section, please disclose that the duplicative costs involved with investing in REITs are not included in the AFFE line item to the fee table.

The second and third paragraphs should be revised so as to present those discussions in plain English.

The fourth paragraph under this caption discloses that "The Fund may invest in these securities directly or indirectly through investments in other investment companies including closed-end funds and Exchange Traded Funds ("ETFs") <u>with a similar risk profile as the Fund</u>." _(Emphasis added.)_ Explain to the staff the manner in which the Fund deems the risks of an ETF to be similar to that of the Fund. Are the portfolio securities of the ETF similar to those that will be acquired by the Fund?

Revise the last sentence of the fifth paragraph by noting that any change will be preceded by a 60 day written notice to shareholders and move that disclosure to somewhere after Item 8.

Disclosure captioned "Principal Risks of Investing in the Fund - Risks Related to Investing in Other Investment Companies" indicates that the Fund may invest in other investment companies, "such as, ETFs and closed-end funds." *(Emphasis added.)* If the Fund may invest in unregistered funds, such as hedge funds or funds that do not fall under the definition of investment company by virtue of §3(c)(1) or §3(c)(7) of the 1940 Act, add appropriate strategy and risk disclosure.

The second and third paragraphs summarize the statutory requirements but do not discuss risks. These discussions should be moved so as to appear after Item 8. An appropriate discussion regarding the risks to the Fund brought about by the limitation on its ability to acquire investment company securities in sufficient quantities may be included in place of the current disclosure.

The fifth paragraph makes reference to closed-end funds trading on exchanges, and notes that the Fund will incur brokerage expenses and commissions when it buys or sells closed-end fund shares. Revise this disclosure to clarify that not all closed-end funds trade on an exchange.

In light of the discussion captioned "Portfolio Turnover Risk," indicate in the strategy section above that the Fund will engage in frequent and active trading. *See,* Instruction 7 to Item 9(b) and Item 4(a).

Delete the following disclosure from the next two paragraphs:

> "The Adviser was formed in 2010 and is registered an investment adviser with the SEC. The Sub-Adviser was formed in 2006 and is registered with the SEC,"

> "The experience of the portfolio managers is discussed in "Management of the Fund – Investment Adviser," and

> "The Fund was formed in 2011. Accordingly, . . ."

In the latter case, you might consider adding disclosure pointing out risk related to the fact of the Fund's having been recently created.

The next paragraph is captioned "Currency Risk" and discusses such risks regarding the investments of the American Equity Fund. Add appropriate foreign securities disclosure.

Revise the disclosure captioned "Performance Information" so as to add the disclosure required by Instruction 1(b) to Item 4(b)(2).

Revise the caption "Financial Intermediary Compensation" by using the heading in the Form N-1A.

The next discussion relates to the Drexel Hamilton Centre Global Equity Fund. To the extent appropriate the comments given regarding the American Equity Fund applies to this and subsequent series.

The word "Global" in the Fund's name suggests broad diversification throughout the world. Funds with such names should disclose policies that reflect the intent to invest a substantial portion of their assets in a number of countries throughout the world. Revise the disclosure accordingly, including how much of the Fund's assets will generally be invested outside the U.S.

The disclosure indicates that the Fund will invest 80% of its assets in large capitalization U.S. and foreign companies. At an appropriate location define the term "large capitalization." In addition, please revise the investment policy to specify that it will, under ordinary market conditions, invest 40 percent of its assets in securities of companies outside the U.S.

Disclose the maximum amount of assets the Global Equity Fund may invest in emerging market companies. If there is no limit, disclose that fact and revise the risk disclosure accordingly.

Principal Investment Strategies

Disclosure in the first paragraph under this caption states that: "The 'Asia Pacific Region' includes, but is not limited to, Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Taiwan and Thailand." *(Emphasis added.)* With respect to the underlined clause, disclose the other countries in which the Fund expects to invest. Revise the last sentence by adding something like the following clause otherwise the "diverse range of industries and companies," as referred to in that disclosure, could be in one country: "in several Asia Pacific countries?"

With respect to the Asia-Pacific Fund, revise the discussion sub-captioned "Asia Pacific Market Risk" so as to delete the duplicative material in the second and third paragraphs following the sub-caption.

For the Asia Pacific Equity Fund, please include a comprehensive list of the countries included within the 80 percent test. The list may be included in Item 9 of the prospectus.

The European Equity Fund discloses that it will invest in companies located in Europe. Please define "Europe" or include a list of the countries which constitute permissible investments towards the 80 percent test.

Other Non-Principal Investment Policies and Risks

Because the disclosure does not contain any prior mention of "non-principal" policies or strategies, revise the caption that reads: "Other Non-principal Investment Policies and Risks."

Delete the first clause of the discussion sub-captioned "Changes to Investment Objective and Strategy," to wit: "As stated above in "Investment Objective".

Please disclose that a Fund will provide shareholders with 60 days prior written notice if it changes an 80 percent test strategy.

The sub-caption "Other Expenses" contains several references to the "Trust."
The term has not been previously defined. Please add a definition at an appropriate location.

Management of the Funds

The fourth paragraph under this caption references the firm, Drexel Hamilton Financial. Explain to the staff the relationship between the investment advisor and this entity.

Disclosure captioned "The Distributor" states that: "You may purchase shares directly from the Funds or through a financial intermediary, such as a broker-dealer." The summary section mentions only broker dealers. Please clarify this disclosure. Also, see similar disclosure in the first paragraph under the caption "BUYING OR SELLING SHARES THROUGH A FINANCIAL INTERMEDIARY."

The first paragraph under the caption "Investing in the Fund" defines "good form" for purchases. What about redemptions? Please add comparable disclosure at an appropriate location.

Explain the meaning of the following disclosure appearing under the caption "Investing in the Funds – Purchase and Redemption Price": "The Adviser is responsible for notifying the Trustees (or the Trust's Fair Value Committee) when it believes that fair value pricing is required for a particular security." The disclosure would suggest that the board bears no responsibility unless properly notified.

Disclosure in the same paragraph states: "To the extent the Funds invest in other open-end investment companies that are registered under the Investment Company Act of 1940, the Funds' net asset value calculations are based upon the net asset value reported by such registered open-end investment companies, and the prospectuses for these companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing." *(Emphasis added.)* The highlighted disclosure suggests the Fund's valuation of its ETF holdings, if any, are based on net asset value. Either explain to the staff the basis upon which the Fund acquires ETF for its portfolio or revise this disclosure to reflect the Fund's valuation of ETFs at market value.

Clarify the discussion in the first three paragraphs under the caption "BUYING OR SELLING SHARES THROUGH A FINANCIAL INTERMEDIARY," so as to indicate the net asset value investors receive in connection with transactions done through financial intermediaries.

Reconcile the definition of "good form" appearing in the first paragraph under the sub-caption "Purchasing Shares," with the definition of that term appearing on the prior page.

Disclosure under the caption "Exchanging Shares" refers repeatedly to "the Fund" or to "the appropriate Fund." Pluralize the term since two funds are involved in each exchange.

The fourth paragraph of the next caption, "Redeeming Your Shares" discusses the timing of redemptions done through the Transfer Agent. Clarify the timing of redemptions done through financial intermediaries. The paragraph also indicates that payment may be delayed under unusual circumstances or for shares purchased by check for up to "fifteen (15) Business days". *(Emphasis added.)* Explain those circumstances and delete the underlined term.

Under this caption, add the highlighted term to the following sentence: "Redemption fees are deducted from redemption proceeds and retained by the Funds, not the Adviser or Sub-Advisers."

The first sentence of the sub-caption "Miscellaneous" states: "The Funds reserve the right to delay the distribution of redemption proceeds involving recently purchased shares until the check for the recently purchased shares has cleared." Either move this disclosure to a related discussion on the prior page or indicate here that the delay is limited to fifteen days.

Add the disclosure from the SAI sub-caption "Anti-Money Laundering Program" and update that disclosure to reflect the appointment of an anti-money laundering compliance officer.

Statement of Additional Information

The discussion captioned "Other Investment Policies" appears to mix policies and risks together. We suggest that these discussions be separated.

The first paragraph following the list of Investment Limitations discloses the following: "The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities ("Permitted Senior Securities"), such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligations." *(Emphasis added.)* Define or clarify the underlined clause.

The fundamental policy about borrowing excludes reverse repurchase agreements. Disclose the amount each Fund may borrow through reverse repurchase agreements. Likewise, disclose the amount of assets each Fund may loan in connection with repurchase agreements.

Qualification of Trustees

Please delete the last sentence of the third paragraph that purports to limit the liability or responsibility of a trustee.

The third paragraph under the caption "Disclosure of Portfolio Holdings" discusses the Fund's provision of non-public portfolio information to certain third parties. As required by Form N-1A, Item 16(f)(2), list, describe and identify the third parties to whom portfolio holdings information is given pursuant to any ongoing arrangements to provide the information.

The caption "Financial Statements" indicates that the Funds are new and have no financial statements. Please confirm that the Fund will comply with §14 of the 1940 Act and will have seed financials in a pre-effective amendment.

Part C - Signatures

The signature page of the filing must contain the signatures required by §6 of the Securities Act.

$$* \quad * \quad * \quad * \quad * \quad * \quad * \quad * \quad * \quad * \quad *$$

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,



Larry Greene

Larry L. Greene
Senior Counsel

Thursday, July 21, 2011

Loc: Computer/DrexeRPFDI05042011
7/21/2011—1:50:56 PM